May 21, 2010

VIA ELECTRONIC TRANSMISSION (EDGAR)

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3720

100 F. St. NE

Washington, D.C. 20549

Re:	The Dun & Bradstreet Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 25, 2010 File No. 001-15967

Dear Mr. Spirgel:

We are in receipt of your letter (the “Comment Letter”) dated May 13, 2010 in which you provided the following single comment relating to The Dun & Bradstreet Corporation’s (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009:

Definitive Proxy Statement

1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach that conclusion.

Company’s Response

We note that Item 402(s) of Regulation S-K requires a registrant to discuss its policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives, to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant. We also note that the Commission specifically stated in Release No. 33-9089, published December 16, 2009, that the new rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Mr. Spirgel

May 21, 2010

Detailed below is the process and analysis we undertook to arrive at the conclusion that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and, therefore, no disclosure under Item 402(s) of Regulation S-K was required in our Definitive Proxy Statement.

Process

Our Leader, Compensation reviewed the Company’s compensation policies and practices and their potential impact on employee risk-taking with the Human Resources and Compensation functions at the Company. This review included our Leader, Compensation and Benefits and our Senior Vice President, Chief Human Resources Officer. After an analysis was conducted within the Human Resources and Compensation functions, the results of the analysis were shared and discussed with additional resources outside these groups, including the Company’s Disclosure Committee, General Counsel and Chief Financial Officer.

Overall, the analysis considered the major components of compensation at the Company and how each component may impact risk-taking activity by employees, including how the policies may engender activities that could impact the Company’s brand and financial results. We considered the compensation policies in the United States and international locations as well as policies at our majority-owned joint ventures which, though small now, could grow into more impactful areas from a risk perspective.

Conclusions

The Company concluded that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. This conclusion is based upon the following key points that emerged from the analysis:

(i)	Controls: The compensation for our employees is comprised of a combination of some or all of the following components, depending upon job or organizational level – base salary, variable pay (in the form of annual bonus or sales incentive), and equity (in the form of stock options, restricted stock or restricted stock units). We believe that the behaviors that are rewarded by these compensation components would not have any material adverse effect on the Company. Each component is determined by an established process with very little room for adjustment. No one individual can alter the compensation structure or invalidate the parameters established for an employee, without multiple levels of controls and approvals required. For example:

(a)	Base salaries: Base salaries for our Section 16 executive officers are reviewed each year and any salary adjustments are determined by our Board’s Compensation and

Mr. Spirgel

May 21, 2010

Benefits Committee (“C&BC”) in conjunction with the competitive information supplied by the C&BC’s independent external compensation consultant, Meridian Compensation Partners (a spin-off of Hewitt Associates’ executive compensation consulting business). The base salaries for the balance of our Global Leadership Team (the “GLT”1) are determined by our Chairman of the Board (the “Chairman”) and our President and Chief Executive Officer (the “CEO”), using similar competitive information as supplied by Meridian. In addition, the base salaries for our remaining employees are based upon a merit review of performance and external market position. Such reviews are typically conducted once a year domestically and internationally and are subject to salary guidelines, financial controls and an approval process.

(b)	Variable Pay: At the Company, variable pay takes the form of an annual bonus plan or sales incentive plan.

Annual Bonus Plan: The annual bonus plan, which might normally cause the greatest concern for risk-taking in a company, is subject to an overall financial regulator, the Company Scorecard, a quarterly forecasting and year-end review process, and final approval by the C&BC upon recommendation by our Chairman and our CEO. Each year the goals and performance targets that comprise the annual bonus plan of our Section 16 executive officers and other members of the GLT are reviewed and approved by the C&BC to ensure that they are aligned with the Company’s overall business strategy (see the Definitive Proxy Statement for a description of the performance targets). The weighting of bonus goals and the corresponding performance targets for all other participants in the Company’s annual bonus plan (a total of about 1,400 employees) are set by the Chairman and the CEO. Such goals are also linked to the Company’s overall business strategy and the performance targets are directly tied to the Company’s financial plan for the year. In 2009, for example, our performance metrics included a balance of revenue and operating income growth, improvement in customer satisfaction and employee engagement, and achievement of individual goals tied to our strategy. The goals in our annual bonus plan are premised on reasonable benchmarks that we believe do not drive inappropriate behavior and that reflect an appropriate balance of risk and reward with no single metric predominant.

Not only is the structure of the annual bonus plan set by the appropriate authorities within the Company, but the level of bonus payout relative to performance results is

[1]	The GLT also includes our Section 16 executive officers.

Mr. Spirgel

May 21, 2010

also subject to a rigorous internal review and approval process. An important component of that review and approval process is the quarterly determination of our annual bonus plan accrual, which is part of our internal controls process established in compliance with Sarbanes-Oxley. Each quarter, the Company’s Chief Financial Officer, Senior Vice President of Human Resources and Principal Accounting Officer review and approve the assessment of progress against the Company Scorecard, as described in our Definitive Proxy Statement, and the financial and non-financial goals in our annual bonus plan. This quarterly review includes both a quantitative and qualitative assessment of results and is communicated via a signed document to our Chairman and our CEO. At year-end, the C&BC approves the Company Scorecard, which sets the limit on the total bonus payout for the year to all bonus plan participants including the GLT. The C&BC also approves the payout for the GLT bonus goals as well as individual Section 16 executive officer bonus payments. As noted, the sum of individual bonus payments cannot exceed the limit set by the Company Scorecard and each individual bonus is limited by a payout range of 0% to 200% of target opportunity. This applies to all bonus-eligible employees.

Sales Incentive Plans: Sales employees do not participate in the Annual Bonus Plan; however, the Company provides its sales employees with variable pay in the form of incentives and/or commissions. About 1,100 employees are covered by our sales incentive plans. On an annual basis, the Company conducts a review of the effectiveness of its sales incentive plans to ensure their continued competitiveness, incorporation of best-demonstrated practices and alignment with the Company’s strategic growth objectives for the market or sales channel. Key outcomes of this review process include the determination of goals, measurements, performance levels (such as threshold, target, and over-achievement payout parameters) and incentive opportunities to be used in the Company’s sales incentive plans for the year. The review process is conducted by an interdisciplinary team within the Company representing the Sales, Finance, Compensation, and Human Resources functions. In addition, the Company utilizes the external consulting expertise of Colletti-Fiss, a premier firm in the area of sales incentive design and execution. Typically, our sales incentive plans focus on key measures of growth such as total sales, new customer acquisition, retention, and customer satisfaction. As a result, we believe that the goals of our sales incentive plans are premised on reasonable benchmarks that do not drive inappropriate behavior and that reflect an appropriate balance of risk and reward.

As part of the review process, sales incentive plans are sized or tested against an array of possible performance distributions to ensure they fit within the Company’s operating expense plan. Before finalization, sales incentive plans are reviewed and approved by the applicable country manager for our international operations or by the

Mr. Spirgel

May 21, 2010

leaders of our sales organization and their leader, the President, North America, with respect to the United States and Canada, our largest business unit representing 78% of the Company’s total revenue for 2009.

Each market has a cap or maximum on individual incentive earnings to ensure that payouts properly reflect performance and that the Company is protected from windfalls or other unusual circumstances. Illustratively, in the United States and Canada, commissions totaling more than $200,000 are held in reserve until after year end, at which time the total amount of full year net earned commissions is determined and the balance is distributed, except that commissions totaling more than $500,000 are subject to the approval of the President, North America.

Sales commissions are calculated and paid through a centralized process that includes both the Compensation and Finance functions of the Company. There are multiple controls in place to ensure that sales compensation plans loaded into our processing system are properly tested before being implemented and that compensation data feeds are accurate and validated. Any adjustments to compensation targets or results require varying levels of approval, from market or channel leader to approval by the President, North America. A similar rigorous approval process is in place to govern sales employees’ ability to offer pricing discounts to our customers.

(c)	Equity: Equity vehicles provided by the Company to its GLT members, including its Section 16 executive officers, or other key employees may consist of a grant of stock options, restricted stock, restricted stock units or performance-based restricted stock or restricted stock unit opportunity. The equity awards relative to our performance-based restricted stock or restricted stock unit opportunity are based on the same goals and review and approval process as detailed above under the “Annual Bonus Plan.” Only about seventy-five employees company-wide participate in the Company’s equity program.

Under the terms of our shareholder approved 2009 Stock Incentive Plan (the “SIP”), all equity grants to employees must be approved by the C&BC or a subcommittee to whom the C&BC has delegated its authority. Under the SIP, the C&BC has designated the CEO as a committee of one with the authority to approve equity grants totaling 200,000 shares per year; such equity grants must be reported to the C&BC annually with a grant limitation of $605,000 in aggregate economic value to any one individual. Grants in excess of that amount must be presented directly to the C&BC for approval. Our SIP also places a limitation on how many stock options may be granted to an individual employee in a given year and a limitation on how many restricted shares or restricted units may be granted.

Mr. Spirgel

May 21, 2010

The level of equity grant (or economic value) made to employees of the Company is determined by the C&BC with respect to Section 16 executive officers, as noted in our Definitive Proxy Statement, or determined by the Chairman and the CEO with respect to all other participants. The determination of economic value is based on a review of external competitive information and internal equity comparisons.

Two other policies serve to limit the risk associated with the Company’s equity program: our stock ownership guidelines and detrimental conduct agreement. Both are discussed in our Definitive Proxy Statement.

(ii)	Checks and Balances: As noted above with respect to our three main pay components (base salary, variable pay, and equity), each is bound by established review and approval processes, well-defined and limited bands of payout opportunity including maximums or caps, and overall financial regulators and controls. The combination of these checks and balances underscores our conclusion that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

(iii)	Standard Compensation Policies and Practices: All employees of the Company are bound by the same compensation policies and practices. In general, we do not have different policies or practices at different business units of the Company, unless otherwise required by local law.

In light of the uniform structure of our compensation programs, the relevant components of which apply to all applicable employees regardless of business unit, which programs incorporate significant controls, checks and balances, we are confident of our conclusion that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Acknowledgment

In response to the request included in the Comment Letter, please note that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Spirgel

May 21, 2010

Please contact the undersigned (973-921-5837) at your convenience with any questions or comments you may have.

Very truly yours,

/s/ Richard M. Mattessich

Richard M. Mattessich

Vice President, Associate General Counsel &

Assistant Corporate Secretary